SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

 Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

 Berkshire Hathaway Inc.

 GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

 National Indemnity Company

 Government Employees Insurance Company